

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2021

Daniel Barton
Chief Executive Officer
Forian Inc.
41 University Drive, Suite 400
Newtown, Pennsylvania 18940

> **Re: Forian Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed January 19, 2021**
> **File No. 333-250938**

Dear Mr. Barton:

      We have reviewed your amended registration statement and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Form S-4 filed January 19, 2021

Helix Financial Statements
Revenue Recognition, page F-17

1.   Please tell us why you recognize revenues from installation and training under private sector contracts upon completion of training. Also tell us, and disclose, how you identify and allocate revenues to performance obligations in your private sector contracts in accordance with ASC 606-10-25 and ASC 606-10-32. Please address performance obligations for the following, as applicable:

- term licenses,
- installation,
- training,

- post installation customer support,
- software license renewals, and
- service contract renewals.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Darrick Mix, Esq.